[JONES DAY LETTERHEAD]

June 18, 2012

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 28, 2012
Response Dated June 4, 2012
File Number 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated June 7, 2012 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”) and letter, dated June 4, 2012, from Jones Day, which set forth the responses of the Company to the comments of the Staff.

We have included the text of the Staff’s comments preceding each of the Company’s responses.  Set forth below are the Company’s responses to the comments presented in your letter.

Note 1.  Organization and Summary of Significant Accounting Policies, page F-8

Gift Cards, page F-11

1.                  We note your response to prior comment 4; however you did not address whether or not you will provide revised disclosure in terms of the breakage amounts recognized in future filings. Please reconsider this portion of our prior comment.

Response:  The Company has considered its disclosure obligations in relation to gift card breakage amounts and has concluded that disclosure of gift card breakage amounts is not required under either generally accepted accounting principles or applicable law.  In particular, the Company believes that its gift card breakage amounts are not material to its consolidated financial statements, and that disclosure of such amounts in future filings would not provide useful information to investors.  Moreover, the Company considers its gift card breakage amounts to be proprietary and competitively sensitive, and notes that its competitors generally do not disclose their gift card breakage amounts.  Accordingly, after having reconsidered the Staff’s comment, the Company currently does not intend to disclose its gift card breakage amounts in future filings.

2.                  In addition, we note your response to prior comment 4 that you do not believe the non-use of a gift card results in a sale transaction and hence you believe the recognition of breakage as a reduction of SG&A is appropriate. However, we remain unclear how your response supports the classification within SG&A rather than other income statement line items such as “other income”. Please explain.

Response:  The Company is not aware of any authoritative guidance that specifically addresses the classification of gift card breakage amounts, and notes that there is diversity in practice with regard to such classification.  The Company believes that its classification of gift card breakage amounts as a reduction of selling, general and administrative (“SG&A”) expense conforms to generally accepted accounting principles, and that this conclusion is supported by practice within the retail industry.  In this regard, the Company notes that the predominant classifications of gift card breakage amounts used by its principal competitors appear to be inclusion in sales or reduction of SG&A expense.  The Company believes that treatment of gift card breakage amounts in a manner that does not impact gross margin (i.e., as a reduction of SG&A expense) results in a more accurate depiction of gross margin, which it views as an important metric for both internal and external financial reporting purposes.  The Company also believes that treatment of gift card breakage amounts in a manner that impacts operating income (i.e., as a reduction of SG&A expense) is appropriate because such breakage occurs naturally in the course of the Company’s primary business operations.  Finally, the Company notes that it currently does not present any line item that is the equivalent of “other income” on its consolidated statements of income.  Given the immateriality of the amounts involved, and for the reasons discussed above (including in response to Comment 1 above), the Company does not believe that doing so in order to separately present gift card breakage amounts is either necessary or appropriate.

Note 4.  Inventories, page 14

3.                  We note your response to prior comment 5. However, we remain unclear about your statement that “[t]he Company has not recognized these LIFO credits because there are no previously recorded LIFO charges to recover . the Company’s use of the LIFO method of reporting the Company’s inventory as of the end of fiscal 2012 and 2011 results in the same valuation of such inventories using the FIFO method.” In that regard, explain to us, in plain English, the meanings of “LIFO credits” and the phrase that “there are no previously recorded LIFO charges to recover”. Explain to us how they interact in a low inflationary cost environment and hence LIFO costs approximate FIFO costs. In addition, provide us an example including journal entries used to demonstrate how your LIFO inventory accounting works as well as the lower of cost or market tests both in inflationary and deflationary cost environments. We may have further comment.

Response:  As an initial matter, the Company acknowledges that the statement in the Form 10-K that “the cost of inventories using the LIFO method approximated the cost of inventories using the FIFO method” may not be easily understood or particularly meaningful.  The Staff is supplementally advised that the intent of this disclosure was to provide information analogous to that which is required if there is a LIFO charge, which informs the reader of the impact of the LIFO charge on inventory.  Since the Company did not record any LIFO charges (as described below) or LIFO credits (as described below) during the periods presented for financial reporting purposes, the year end LIFO value of inventory did essentially approximate the FIFO value.  However, in order to provide information that is both more clear and more useful, the Company proposes to include disclosure in future filings similar to the following:

Merchandise inventories were $5,117 million at January 28, 2012, compared to $4,758 million at January 29, 2011.  The application of the LIFO method did not impact cost of sales for 2011, 2010 or 2009.

The Company’s responses to the Staff’s requests for explanations are set forth below.  Please note that, in order to provide context and enhance clarity, these responses are not segregated and sequenced in the precise manner that the Staff’s requests were presented.

Macy’s values its inventory at lower of cost or market using the LIFO retail inventory method.  This involves a multi-step process, as described below.

Under the retail inventory method, inventory is stated at its current retail selling value and is converted to a cost basis by applying average cost to retail ratios (i.e., costs of inventory divided by current retail selling values of inventory) based on beginning inventory and fiscal year purchase activity.  Markdowns are excluded from the calculation of the average cost to retail ratios.  The retail inventory method approximates lower of cost or market because the average cost to retail ratios are applied to the retail values of the markdowns and recognized in cost of sales to reduce the cost basis of inventory.  At this point in the process, inventory is valued at the lower of cost or market using the FIFO retail method.

The LIFO impact on inventory cost is calculated at the end of the fiscal year based on ending physical inventory.  Under the LIFO method, the inventory on hand at the beginning of the year for which the LIFO method was first adopted (i.e., the “base period”) is carried at the retail prices prevailing at that date; each subsequent annual addition or “layer” to this initial base period stock is valued at the retail price level of the year in which it was added. The inventory layers are first stated in terms of base period retail prices, and are then converted to the appropriate retail price level by applying the Bureau of Labor Statistics’s Department Store Inventory Price Index for the year in which the layer came into being.  At this point in the process, the LIFO inventory is valued at retail.

The retail LIFO inventory is converted to a LIFO cost basis by applying to each layer the average cost to retail ratio for the year in which the layer came into being.  At this point in the process, inventory is valued at the lower of cost or market using the LIFO retail method.  In order to determine whether it is necessary to record a LIFO charge or a LIFO credit, the calculated LIFO cost of inventory is compared to the recorded FIFO inventory balance calculated under the retail inventory method as described above.  If the LIFO value of inventory is a lower amount, a LIFO adjustment (i.e., a “LIFO charge”) is recorded to reduce the inventory balance and increase cost of sales.  If the LIFO value of inventory is a higher amount, because the Company’s inventory is valued at lower of cost or market, no LIFO adjustment (i.e., a “LIFO credit”) is recorded (except to the extent that LIFO charges have previously been recorded and have not previously been offset by LIFO credits and, accordingly, there exists a recorded LIFO reserve for merchandise inventories).

As a result of the adoption of fresh-start reporting upon emergence from bankruptcy, merchandise inventories were adjusted to their estimated fair value as of February 1, 1992, and the LIFO inventory cost, therefore, approximated the cost of such inventory using the FIFO method.  The application of the LIFO method resulted in a pre-tax LIFO charge of approximately $8 million for the 52 weeks ended January 30, 1993, a pre-tax LIFO charge of approximately $3 million for the 52 weeks ended January 29, 1994, and a pre-tax LIFO credit of approximately $11 million for the 52 weeks ended January 28, 1995.  The pre-tax LIFO charges for the 52 weeks ended January 30, 1993 and January 29, 1994 resulted from the application of LIFO method and the determination that the LIFO value of inventory was lower than the FIFO value (and Cost of Sales was debited and LIFO Reserve, Merchandise Inventories was credited accordingly).  The pre-tax LIFO credit for the 52 weeks ended January 28, 1995 resulted from the application of LIFO method and the determination that the LIFO value of inventory was higher than the FIFO value and the LIFO reserve was no longer required (and LIFO Reserve, Merchandise Inventories was debited and Cost of Sales was credited accordingly).  The pre-tax LIFO credit recognized for the 52 weeks ended January 28, 1995 was limited to the previously recognized cumulative LIFO charges, ensuring that the ending reported value of merchandise inventory was properly stated at the lower of cost or market.  Because the annual calculation for all subsequent fiscal years has resulted in the LIFO value of inventory being higher than the FIFO value of inventory, resulting in an unrecorded LIFO reserve being in a debit position, the application of the LIFO method has not resulted in any inventory valuation reserves being recorded or impacted cost of sales in any of such subsequent fiscal years.

The higher LIFO values of inventory in recent years reflect the overall deflationary cost environment since 1994, as indicated by the annual Bureau of Labor Statistics’s Department Store Inventory Price Indexes.  During the 52 weeks ended January 28, 2012, the Department Store Inventory Price Indexes indicated an inflationary cost environment which had the impact of reducing the unrecorded LIFO inventory reserve debit from the prior year; however, the value of LIFO inventory remaining after giving effect to such reductions still exceeded the value of FIFO inventory and no LIFO charge was required in order to state the inventory at the lower of cost or market.

In addition, as a result of the application of purchase accounting in connection with various acquisitions, including the acquisition of R.H. Macy & Co., Inc. in 1994, the acquisition of Broadway Stores, Inc. in 1995 and the acquisition of The May Department Stores Company in 2005, acquired merchandise inventories were adjusted to their estimated fair values as of the date of acquisition, and the LIFO inventory cost, therefore, approximated the cost of such acquired inventories using the FIFO method.

Due to the factors detailed above (including the application of lower of cost or market using the retail inventory method and the overall deflationary cost environment since the LIFO inventory costs were established through the application of fresh start accounting and purchase accounting), the Company was not required to record a LIFO charge for 2011, 2010 or 2009 and its inventory is reported at the lower of cost or market, which is inherent in the retail inventory method.

*       *       *       *       *       *       *

The Company hereby acknowledges that:

•                     The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Scott Stringer, United States Securities and Exchange Commission

            Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Scott Flynn, KPMG LLP